UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-Held Company
CORPORATE TAXPAYERS’ ID. (CNPJ) 02.429.144/0001 -93
COMPANY REGISTRY NO. (NIRE) 353.001.861 -33

MINUTES OF THE 125th BOARD OF DIRECTORS’ MEETING
HELD ON AUGUST 11, 2008

1. DATE, TIME AND PLACE: On August 11, 2008, at 2:00 p.m., at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, n° 1510, 14° andar, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was convened pursuant to article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”).

3. ATTENDANCE: All the members of the Board of Directors (“Board”) and Mr. Pedro Carlos de Mello, Chairman of the Fiscal Council.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. AGENDA: Declaration of interim dividend based on the net income booked in the balance sheet of June 30, 2008.

6. RESOLUTIONS TAKEN BY UNANIMOUS VOTE AND WITH NO RESTRICTIONS:

(i) Approval, pursuant to the Articles18 (paragraph “v”), 31 and 32 of the Company’s Bylaws and Executive Board Resolution no. 2008052, for the declaration of interim dividends based on the net income booked in the balance sheet dated June 30, 2008, in the amount of R$ 601,576,427.45 (six hundred one million, five hundred seventy-six thousand, four hundred twenty-seven reais and forty-five centavos), corresponding to R$ 1.253516809 per share, which will be imputed to the minimum statutory dividend for the fiscal year. Shareholders registered as such in the Company’s records as on August 19, 2008 will be entitled to receive the dividend and the payment date will be defined by the Board of Executive Officers during the course of the year based on cash availability. Shares will be traded ex-dividend from August 20, 2008; and

(ii) Recommendation to approve the declaration of interim dividends based on the net income booked in the balance sheet of June 30, 2008 by the Company’s representatives at the respective Board meetings of the controlled companies: CPFL Paulista (Exec. Board Res. 2008102), CPFL Piratininga (Exec. Board Res. 2008068), CPFL Brasil (Exec. Board Res. 2008053), CPFL Geração (Exec. Board Res. 2008034), RGE (Exec. Board Res. 20081520), CPFL Santa Cruz (Exec. Board Res. 2008043), Perácio (Exec. Board Res. 2008005), Clion (Exec. Board Res. 2008007), CPFL Cone Sul (Exec. Board Res. 2008010), and CPFL Jaguariúna (Exec. Board Res. 2008015).

7. CLOSURE: There being no further business to transact, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all the Board members and the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

   I certify that this is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.